SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

   [ ] FOR THE TRANSITION PERIOD FROM _________________ TO ___________________


                                    000-22026
                       -----------------------------------
                             COMMISSION FILE NUMBER



                                 RENT-WAY, INC.
                         401(k) RETIREMENT SAVINGS PLAN
                       -----------------------------------
                                 (Title of Plan)



                                 RENT-WAY, INC.
                 -----------------------------------------------
            (Name of Issuer of securities held pursuant to the Plan)




                  One Rent-Way Place, Erie, Pennsylvania 16505
                 -----------------------------------------------

          (Address of Plan and of principal executive office of Issuer)

Rent-Way, Inc.
401(k) Retirement Savings Plan Financial Statements and Supplementary Information as of December 31, 2001 and 2000 and for the years ended
December 31, 2001, 2000, and 1999

Rent-Way, Inc.
401(k) Retirement Savings Plan

Index to Financial Statements and Supplementary Information
-----------------------------------------------------------


                                                                     Page

Report of Independent Accountants on Financial Statements
  and Supplementary Information                                        1

Financial Statements:

    Statements of Net Assets Available for Benefits
      at December 31, 2001 and 2000                                    2

    Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 2001, 2000, and 1999             3

    Notes to Financial Statements                                     4-10


Supplementary Information:

    Schedule I - Schedule of Assets (Held at End of Year) at
       December 31, 2001                                               11





















Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations and Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                        Report of Independent Accountants


To the Employee Benefits Committee,
Participants and Administrator of
Rent-Way, Inc. 401(k) Retirement Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 17, 2002

Rent-Way, Inc.
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits
-----------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.




                                               December 31,
                                            2001          2000

Assets:

   Investments:


  Investments, at fair value (Note 3)   $11,656,639   $10,799,223

  Cash equivalents ..................     4,844,952     4,292,424

Receivables:
  Participant contributions .........          --         109,600
  Employer contributions ............          --          44,626
                                         ----------   -----------

     Total receivables ..............          --         154,226
                                         ----------   -----------
Net assets available for benefits ...   $16,501,591   $15,245,873
                                         ----------   -----------

Rent-Way, Inc.
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
---------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.




                                                             Year Ended            Year Ended            Year Ended
                                                            December 31,          December 31,          December 31
                                                                2001                  2000                  1999

Additions:
  Additions to net assets attributed to:
    Contributions:
     Participant                                        $     2,826,242       $     2,890,555            $1,707,969
     Employer                                                 1,506,708             1,145,486               466,318
     Rollovers                                                  274,502               883,438               699,148
                                                              ---------             ---------             ---------
                                                              4,607,452             4,919,479             2,873,435

    Transfer of assets (Note 6)                               1,084,699             5,941,442                    --
                                                              ---------            ----------             ---------
    Total additions                                           5,692,151            10,860,921             2,873,435
                                                              ---------            ----------             ---------

Deductions:
  Deductions from net assets attributed to:
    Investment income:
     Net appreciation/(depreciation) in fair
         market value of assets (Note 3)                     (1,601,373)           (5,313,430)            1,631,855
     Dividends                                                  408,989               965,031               585,452
                                                              ---------             ---------             ---------
                                                             (1,192,384)           (4,348,399)            2,217,307

    Withdrawals and distributions                            (3,103,398)           (3,084,468)             (995,529)

    Return of excess contributions                             (140,651)             (177,280)              (78,653)
                                                              ---------             ---------             ---------
    Total deductions                                         (4,436,433)           (7,610,147)            1,143,125
                                                              ---------             ---------             ---------

Net increase in assets                                        1,255,718             3,250,774             4,016,560

Net assets available for benefits:

  Beginning net assets                                       15,245,873            11,995,099             7,978,539
                                                             ----------            ----------            ----------
  Ending net assets                                         $16,501,591           $15,245,873           $11,995,099
                                                             ----------            ----------            ----------

Rent-Way, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements
----------------------------------------------------------




1.       Description of Plan

       The following summary description of the Rent-Way, Inc. 401(k) Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       The Plan is a defined contribution plan covering all employees of Rent-Way, Inc. (the "Company") who are age eighteen or older. Employees of the Company become eligible to participate in the Plan upon the completion of six months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's assets are maintained by Putnam Fiduciary Company (the "Trustee").

       Contributions
       Each year, participants may contribute up to fifteen percent of pre-tax annual compensation, as defined in the Plan agreement, however, contributions may not exceed $10,500 in 2001 or 2000, as allowed by the Internal Revenue Code ("IRC"). The Plan also permits participant contributions to be rolled over from other qualified plans which meet the requirements of Section 401(a) of the IRC. Rollovers are made in cash and then allocated to the investment options of the participant's choice. During the plan year ending December 31, 2001, rollovers amounted to $274,502.

       The Plan provides for a 50% Company matching contribution, on the first 6.0% of eligible associate pay that is contributed to the Plan. Effective January 1, 2001, all employer contributions will be made in cash. Prior to this, all employer contributions were invested in the Company's common stock. Additionally, participants have the ability to allocate the Company matching contributions immediately to the investment option of their choice.

       Participant Accounts
       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings. Allocations are based on participant earnings, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Vesting
       Participants are immediately vested in their contributions plus actual earnings thereon. The Company's matching contributions plus actual earnings thereon vest based on years of continuous service, as defined in the Plan agreement. A participant's employer contributions vest in twenty percent increments per year and are fully vested after five years of credited service.

       Cash Equivalents
       Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity which are readily convertible into cash.






       Investment Options
       Plan assets are invested in investment accounts in accordance with the Plan agreement. The Trustee provides the following options (the "Funds") under the Plan. A participant may direct employee contributions in five percent increments in any of the following Funds:

o Putnam Money Market Fund - Putnam Money Market Fund seeks as high a rate of current income as Putnam Investment Management, Inc. believes is consistent with preservation of capital and maintenance of liquidity. It is designed for investors seeking current income with stability of principal.

o The George Putnam Fund of Boston - The George Putnam Fund of Boston seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds, which will produce both capital growth and current income.

o Putnam Convertible Income-Growth Trust Fund - Putnam Convertible Income-Growth Trust seeks, with equal emphasis, current income and capital appreciation. Its secondary objective is conservation of capital. A particular security selected for the fund's portfolio need not reflect all aspects of the fund's investment objectives.

o The Putnam Fund for Growth and Income - The Putnam Fund for Growth and Income seeks capital growth and current income. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

o Putnam New Opportunities Fund - Putnam New Opportunities Fund seeks long-term capital appreciation. Current income is only an incidental consideration.

o Putnam Voyager II Fund - Putnam Voyager II Fund seeks long-term growth of capital. The fund is designed for investors willing to assume above-average risk in return for above-average capital growth potential.

o Putnam International Growth Fund - Putnam International Growth Fund seeks capital appreciation. The fund is designed for investors seeking capital appreciation primarily through a diversified portfolio of equity securities of companies located in a country other than the United States.

o Putnam High Yield Trust Fund - Putnam High Yield Trust seeks high current income by investing primarily in high-yielding, lower-rated fixed-income securities constituting a portfolio that Putnam Investment Management, Inc. believes does not involve undue risk to income or principal.

o Rent-Way Stock Fund - Rent-Way Stock Fund is comprised exclusively of Common Shares, without par value of the Company ("Common Shares"). Each participant electing to purchase Common Shares through the Stock Fund is permitted to vote such Common Shares in the same manner as any other shareholder and is furnished proxy materials to such effect. If a participant does not vote their proxy, the Trustee votes the proxy for the participant's Common Shares. Common Share purchases under the account are generally purchased on the open market for cash. The price of Common Shares purchased on the open market is priced for each participant's account at an average purchase price of all shares purchased, plus brokerage fees, taxes, commissions and expenses incident to the purchase. No more than 50% of a participant's contributions may be invested in the Rent-Way Stock Fund.

       Loans to Participants
       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms shall not exceed five years except in the case of a loan for the purpose of acquiring a principal residence house, apartment, condominium, or in certain circumstances a mobile home. The loans are collateralized by the balance in the participant's account and bear interest at a rate of one percent above prime. Principal and interest are paid at least quarterly. Participants who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in a lump sum or have the loan balance outstanding considered a distribution subject to applicable tax laws.

       At December 31, 2001, loans in default amounted to $211,565. However, these defaulted loans were secured by the borrower's account and are treated as a distribution.

       Plan Withdrawals
       Active participants may withdraw certain amounts from their accounts up to their entire vested balance. Withdrawals are paid in a lump sum or rollover to other qualified plans.

       Plan distributions are made to participants or their designated beneficiary upon normal retirement (age 59 1/2), disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability or death is eligible to receive all amounts vested in their account relating to participant contributions, including rollovers, and Company match. All non-vested portions will be forfeited immediately and may be used to reduce future Company match. Distributions are made in single lump sums or rollover.

       Withdrawals and distributions on the Statement of Changes in Net Assets Available for Benefits include benefit payments, distributions to associates, decrease due to loan defaults and rollovers to other qualified plans.

       Forfeited Accounts
       Forfeitures can be utilized to reduce future Company matching contributions. At December 31, 2001 and 2000, the cumulative forfeited nonvested account totaled $336,283 and $186,936, respectively. During 2001, the Company did not utilize any of the forfeited nonvested account.

       Plan Termination
       Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in all contributions and related earnings in their accounts.




2.       Summary of Significant Accounting Policies

       Basis of Accounting
       The financial statements of the Plan are prepared using the accrual basis of accounting.

       Reclassifications
       Certain 1999 and 2000 amounts have been reclassified to conform to the 2001 presentation.

       Investment Valuation and Income Recognition
       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at the last sales price of the last business day of the year. Participant notes receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

       At December 31, 2001, the Plan did not enter into any derivative financial instruments. The Plan could enter into derivative financial instruments to manage exposures to risks affecting the Plan's investments. Although no such derivatives were entered into, they would be recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

       Benefit Payments
       Benefit payments are recorded when paid.

       Administrative Expenses
       Administrative expenses of the Plan are paid by the Company.

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Risks and Uncertainties
       The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.


       Recently Issued Accounting Pronouncements
       In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging purposes. It requires that an entity recognizes all derivatives as either assets or liabilities in the Statements of Net Assets Available for Benefits and measures those instruments at fair value. The Plan adopted this standard as of January 1, 2001. The adoption of SFAS No. 133 did not have an impact on the financial statements of the Plan.

3.     Investments

       The following presents investments that represent five percent or more of the Plan's net assets.

                                                                                        December 31,
                                                                                    2001           2000

      Putnam Money Market Fund
       (4,844,952 and 4,292,424 shares, respectively)                          $ 4,844,952    $ 4,292,424
      The George Putnam Fund of Boston
       (50, 611 and 40,974 shares, respectively)                                   847,230        703,522
      The Putnam Fund for Growth and Income
       (91,447 and 70,557 shares, respectively)                                  1,620,449      1,377,972
      Putnam Voyager II Fund
       (144,684 and 121,403 shares, respectively)                                2,487,112      3,005,943
      Putnam New Opportunities Fund
       (40,442 and 29,730 shares, respectively)                                  1,657,306      1,742,761
      Putnam International Growth Fund
       (47,296 and 39,955 shares, respectively)                                    937,405        987,278
      Rent-Way Stock Fund
       (300,200 and 285,088 shares, respectively)                                1,798,199      1,265,521



       During 2001, the Plan's investments (including gains and (losses) on investments bought and sold, as well as held during the year) depreciated in value by $1,601,373 as follows:

              Mutual funds             $  (2,055,923)
              Common stock                   454,550
                                          ----------
                Total depreciation     $  (1,601,373)
                                          ----------

4.     Reconciliation of Financial Statements to Form 5500
       There were no differences between net assets available for benefits at December 31, 2001 and 2000 or between changes in net assets available for benefits for the year ended December 31, 2001 per the financial statements and the respective Form 5500's. In addition, investments at fair value per the financial statements and Form 5500 agree in total.

5.     Income Tax Status

       The Company received a favorable determination letter from the Internal Revenue Service ("IRS") for the Plan dated January 27, 1999. Additionally, on November 6, 2001, the Company certified that it intends to adopt the Putnam Fiduciary Trust Company Prototype Defined Contribution Plan sponsored by the Trustee. The Company believes that the Plan continues to qualify, and that the trust is therefore exempt from taxation under the IRC. The Company anticipates that any changes, which may be required by the IRS to maintain a favorable status, will be made.

6.       Plan Merger

       Effective January 1, 2001, the assets and liabilities of the Rentavision, Inc. 401(k) Plan and America's Sales and Leasing 401(k) Plan merged into the Plan. Plan assets of the Rentavision, Inc. 401(k) Plan and America's Sales and Leasing 401(k) Plan were transferred to the Trustee of the Plan beginning January 1, 2001. The conversion initiated a "Black Out" period beginning January 1, 2001, which continued through April 27, 2001. During this period, funds could not be applied to the participants' selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. At the end of the Black Out period, these funds were invested in Funds as requested by each participant. Also, during this period, employee contributions continued to be made through payroll deductions and the contributions were invested in Funds as requested by each Plan participant. Accordingly, investments in the aggregate amount of $1,084,699 were transferred into the Plan. This transaction is recorded as "transfer of assets" on the Statement of Changes in Net Assets Available for Benefit.

       On January 1, 2000, the Second Amendment to the Plan, dated December 14, 1999, became effective. Pursuant to this amendment, HomeChoice 401(k) and Profit Sharing Plan (the "HomeChoice Plan") was merged into the Plan. Effective January 1, 2000, any employee who was or would have been an eligible employee under the HomeChoice Plan as in effect on December 31, 1999 is an eligible employee under the Plan. Accordingly, investments of $5,941,425 were transferred from the HomeChoice Plan to the Plan in February of 2000.

7.       Related Party Transactions

       Certain Plan investments are shares of mutual funds managed by the Trustee. Additionally, the Plan's assets include shares of the Company's common stock. These transactions qualify as party-in-interest.
8.       Significant Events

       On January 3, 2001, the Board of Directors of the Company resolved that the Company would contribute and allocate an initial restorative payment to each Plan participant whose accounts under the Plan, other than the employer matching account, were invested in the Company's stock as of October 27, 2000. The restorative payment will be $5.00 for each such share of Company stock and will be placed in a Restorative Payment Account under the Plan and invested in the Putnam Money Market Account for each affected Plan participant. After the allocation of this initial restorative payment to each Plan participant, and upon the approval of the IRS, the participants may select any of the Funds available under the Plan for these funds except Company stock.

       Additionally, on January 3, 2001, the Board of Directors of the Company also determined that the Company would make further additional restorative payments to Plan participants in 2002, 2003, and 2004 if the conditions specified in the Fourth Amendment to the Plan are met. Each of these additional payments are intended to bring the restored value of the company's stock held in participants' accounts as of October 27, 2000 to a value of $15, $20, and $25 per share through the payments made in 2002, 2003, and 2004, respectively, when the amount of the restorative payments, together with the market value of the Company's stock are taken into account.

       On February 5, 2001, the Company contributed $366,223 to various Plan participants as an initial restorative payment. This transaction is reflected as "employer contribution" on the Statement of Changes in Net Assets Available for Benefits."

9.       Subsequent Events

       On January 15, 2002, the Company contributed $255,026 as a second restorative payment to various Plan participants (See Note 8).

Rent-Way, Inc.                                                 Schedule I
401(k) Retirement Savings Plan
EIN 25-1407782 / Plan #001
Form 5500 - Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2001
--------------------------------------------------------------------------------



          Identity of issue,
         borrower, lessor or                                                                            Current
            similar party                           Security Description                                 Value

  *   Putnam Investments          Putnam Money Market Fund                                            $    4,844,952
                                  The George Putnam Fund of Boston                                           847,230
                                  Putnam Convertible Income-Growth Trust Fund                                363,142
                                  The Putnam Fund for Growth and Income                                    1,620,449
                                  Putnam New Opportunities Fund                                            1,657,306
                                  Putnam Voyager II Fund                                                   2,487,112
                                  Putnam International Growth Fund                                           937,405
                                  Putnam High Yield Trust Fund                                               338,372
                                  Putnam Health Sciences Trust                                               409,264
                                  Putnam US Government Income Trust                                          257,356
  *   Rent-Way, Inc.              Rent-Way Stock Fund                                                      1,798,199
  *   Various Sources             Participant Loans                                                          940,804
                                                                                                      --------------
                                                                                                          16,501,591
                                                                                                      --------------






* Denotes an allowable party-in-interest.

                  RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN


                                By:


   June 28, 2002                /s/ William E. Morgenstern
-------------------             -------------------------------
       Date                         William E. Morgenstern
                                    Chairman of the Board and
                                    Chief Executive Officer

                  RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN



INDEX TO EXHIBITS

Exhibit No.                         Name

    23                              Consent of PricewaterhouseCoopers LLP